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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

UTi Worldwide Inc.

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

G87210103

(Cusip Number)

Stephen D. Cooke
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
(714) 668-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Explanatory Note: The filing persons previously reported their holdings of the Issuer’s securities on Schedule 13G pursuant to Rule 13d-1(d).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. G87210103			Page 2 of 14 Pages

1.	Name of Reporting Person: PTR Holdings Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,269,345[1]

		8.	Shared Voting Power: 0[1]

		9.	Sole Dispositive Power: 12,353,846[2]

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,353,846[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.9% based on 30,931,176 ordinary shares outstanding as of December 15, 2004.

14.	Type of Reporting Person (See Instructions): CO

[1]	See description of voting agreements in Item 5 below.

2	Includes 1,271,276 ordinary shares registered in the name of PTR Holdings Inc., 1,813,225 ordinary shares registered in the name of Union-Transport Holdings Inc. since PTR Holdings Inc. holds 56% of Union-Transport Holdings Inc. and 9,269,345 shares held by United Service Technologies Limited, including shares held through two wholly-owned subsidiaries.

CUSIP No. G87210103			Page 3 of 14 Pages

1.	Name of Reporting Person: Union-Transport Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0[1]

		8.	Shared Voting Power: 0[1]

		9.	Sole Dispositive Power: 1,813,225

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,813,225

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9% based on 30,931,176 ordinary shares oustanding as of December 15, 2004.

14.	Type of Reporting Person (See Instructions): CO

1	See description of voting agreements in Item 5 below.

CUSIP No. G87210103			Page 4 of 14 Pages

1.	Name of Reporting Person: United Service Technologies Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,269,345

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,269,345

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,269,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.0% based on 30,931,176 ordinary shares outstanding as of December 15, 2004.

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. G87210103	Page 5 of 14 Pages

Schedule 13D

     This Schedule 13D is being filed as a result of the Uniserv Monetization (as defined below). The Reporting Persons (as defined below) have previously filed Schedule 13Gs pursuant to Rule 13d-1(d).

Item 1.       Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D relates is the ordinary shares, no par value per share (the “Ordinary Shares”), of UTi Worldwide Inc., a British Virgin Islands corporation (the “Issuer”). The address of Issuer’s registered office is located at 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. Issuer can also be contacted c/o UTi, Services, Inc. at 19500 Rancho Way, Suite 116, Rancho Dominguez, California 90220.

Item 2.       Identity and Background.

     This statement is being filed by: (i) PTR Holdings Inc., a British Virgin Islands corporation (“PTR Holdings”); (ii) Union-Transport Holdings Inc., a British Virgin Islands corporation (“UT Holdings”) and (iii) United Service Technologies Limited, a British Virgin Islands corporation (“Uniserv”). The foregoing persons are hereinafter referred to as the “Reporting Persons.”

     The address of the registered offices of each of the Reporting Persons is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.

     PTR Holdings’ principal business is investments, including its interests in Uniserv, its direct interest in the Ordinary Shares of Issuer and its 56% interest in UT Holdings. UT Holdings’ principal business is investments, including its direct holdings of Issuer Ordinary Shares. Uniserv’s principal business is its interests in Issuer Ordinary Shares, including holding such shares through two wholly-owned subsidiaries.

     Attached as Appendix A to this Schedule 13D is information concerning the directors of PTR Holdings, UT Holdings and Uniserv, which is required to be disclosed pursuant to General Instruction C to Schedule 13D.

     None of the Reporting Persons nor, to their knowledge, any of the individuals listed in Appendix A to this Schedule 13D, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

See Item 5(c) below for a discussion of the Uniserv Monetization, a result of which PTR Holdings became the sole holder of equity voting interests of Uniserv.

CUSIP No. G87210103	Page 6 of 14 Pages

Item 4.          Purpose of Transaction.

     See Item 5(c) below for a discussion of the Uniserv Monetization.

     The Reporting Persons intend to hold the securities of the Issuer reported herein for investment purposes, but reserve the right to consider other various alternatives for their investment in the Issuer including pursuing or advancing: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer in the open market, private transactions or otherwise; (b) an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the present dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Memorandum of Association or Articles of Association or other actions which may impede the acquisition of control of the Issuer by a person; or (h) actions similar to those enumerated above.

     The Reporting Persons’ determination with respect to the foregoing possibilities and with respect to the Ordinary Shares will depend upon various factors including, but not limited to, the Reporting Persons’ evaluation of the Issuer and its prospects, general market and economic conditions, other opportunities available to the Reporting Persons, other developments and other investment opportunities and other factors the Reporting Persons may deem relevant to their investment decision. Depending on the determinations and assessments of the Reporting Persons, one or more of the Reporting Persons may acquire additional Ordinary Shares of Issuer or may determine to sell or otherwise dispose of some or all of their holdings in the Ordinary Shares of Issuer.

Item 5.          Interest in Securities of the Issuer.

     (a) and (b)    The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based upon 30,931,176 Ordinary Shares outstanding as of December 15, 2004 (the “Outstanding Ordinary Shares”). PTR Holdings may be deemed to be the beneficial owner of 12,353,846 Ordinary Shares, which shares represent approximately 39.9% of the Outstanding Ordinary Shares and include 1,271,276 Ordinary Shares registered in the name of PTR Holdings, 1,813,225 Ordinary Shares registered in the name of UT Holdings and 9,269,345 Ordinary Shares beneficially held by Uniserv, including through one or more wholly-owned subsidiaries of Uniserv. PTR Holdings is the owner of approximately 56% of the outstanding voting securities of UT Holdings and is currently the sole shareholder of Uniserv. As a result, PTR Holdings may have indirect beneficial ownership with respect to the Ordinary Shares registered in the name of UT Holdings (but disclaims such beneficial ownership) and has an indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by Uniserv, subject to certain of the agreements, contracts and understandings reported below. PTR Holdings is the registered owner of 1,271,276 Ordinary Shares, which shares represent approximately 4.1% of the Ordinary Shares. UT Holdings is the registered owner of 1,813,225 Ordinary Shares, which shares represent approximately 5.86% of the Outstanding Ordinary Shares.

     As previously disclosed in Amendment No. 1 to Schedule 13G filed by UT Holdings and PTR Holdings with the Securities and Exchange Commission on October 3, 2002 (“Amendment No. 1 to Schedule 13G”), by virtue of a voting agreement between UT Holdings and its shareholders, UT Holdings agreed to vote the Ordinary Shares held by it as directed by its shareholders in proportion to their interests in UT Holdings. As further disclosed in Amendment

CUSIP No. G87210103	Page 7 of 14 Pages

No. 1 to Schedule 13G, pursuant to separate voting agreements, PTR Holdings agreed to vote the Ordinary Shares held directly by PTR Holdings and the Ordinary Shares held by UT Holdings which PTR Holdings may vote by virtue of the agreement mentioned in the previous sentence as directed by the shareholders of PTR Holdings in proportion to their interests in PTR Holdings. With respect to the 1,271,276 Ordinary Shares registered in the name of PTR Holdings, PTR Holdings has retained investment and dispositive power over the Ordinary Shares which it owns directly. With respect to the 1,813,225 Ordinary Shares registered in the name of UT Holdings, UT Holdings has retained investment and dispositive power over the Ordinary Shares it owns directly. See Appendix A to this Schedule 13D for additional information regarding these voting agreements.

     Uniserv is the beneficial owner of 9,269,345 Ordinary Shares, including shares held by two wholly-owned subsidiaries. Such Ordinary Shares represent approximately 30.0% of the Outstanding Ordinary Shares and a portion of such shares is subject to certain of the agreements, contracts and understandings reported in Item 6 below.

     Uniserv disclaims beneficial ownership of the Ordinary Shares held by UT Holdings, and UT Holdings disclaims beneficial ownership of the Ordinary Shares held by Uniserv. This filing should not be construed as an admission by any of the Reporting Persons that they constitute a group or an admission by any of the Reporting Persons that it is the beneficial owner of any of the Ordinary Shares covered by this Schedule 13D which are not held directly by such Reporting Person for any other purpose.

     (c)    On December 6, 2004, PTR Holdings sold 20,000 Ordinary Shares in a private transaction at a price of $66.45 per share. On December 22, 2004, Uniserv closed on the financing of the Uniserv Monetization. As a result, the equity interests of all of Uniserv’s shareholders, other than those held by PTR Holdings, were reduced solely to the entitlement to receive the payment of the applicable merger consideration with PTR Holdings remaining as Uniserv’s sole equity shareholder. As described in greater detail in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on November 23, 2004, December 17, 2004 and December 23, 2004 and in the Issuer’s final prospectus supplement, dated December 17, 2004 and filed with the Securities and Exchange Commission on such date (the “Final Prospectus Supplement”), Uniserv monetized a portion of its equity interest in the Issuer to raise the financing required to pay the merger consideration to Uniserv’s shareholders, other than PTR Holdings (the “Uniserv Monetization”). As disclosed in the foregoing Issuer filings, the Uniserv Monetization involved certain transactions with affiliates of the underwriters (the “Dealers”) engaged in the underwritten offering of the Issuer’s Ordinary Shares covered by the Final Prospectus Supplement, which offering closed on December 22, 2004.

     (d)    Except as disclosed in Item 6 below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

     (e)    Not applicable.

CUSIP No. G87210103	Page 8 of 14 Pages

Item 6.       Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     As described in greater detail in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2004, in connection with the Uniserv Monetization, Uniserv entered into a Registration Rights Agreement with the Issuer, dated as of November 23, 2004 (the “Registration Rights Agreement”), pursuant to which Uniserv received the right to register its 9,269,345 Ordinary Shares. A copy of the Registration Rights Agreement is attached as Exhibit 99.2, and is incorporated herein by reference.

     On December 17, 2004, Uniserv and the Issuer entered into Amendment No. 1 to the Registration Rights Agreement (the “Amendment”), pursuant to which the parties amended the term “Effectiveness End Date” as defined therein and agreed to certain other provisions. A copy of the Amendment is attached as Exhibit 99.3, and is incorporated herein by reference.

     PTR Holdings and UT Holdings entered into an Affiliated Lender Registration Rights Agreement, dated as of November 23, 2004 (the “Affiliated Lender Registration Rights Agreement”), by and among the Issuer, PTR Holdings, UT Holdings and certain other affiliated lenders, pursuant to which PTR Holdings and UT Holdings received the right to collectively register 3,084,501 Ordinary Shares to facilitate the financing of the merger transaction involving Uniserv. A copy of the Affiliated Lender Registration Rights Agreement is attached as Exhibit 99.4, and is incorporated herein by reference.

     In connection with the previously announced underwritten offering of the Issuer’s Ordinary Shares in connection with the Uniserv Monetization, each of PTR Holdings and UT Holdings entered into lock-up agreements dated as of December 7, 2004, with the underwriters engaged for such public offering (the “Lock-Up Agreements”), which prohibits PTR Holdings and UT Holdings from selling, transferring or pledging shares of the Issuer for a period of 90 days from the date of the Final Prospectus Supplement (which was dated December 17, 2004), subject to certain exceptions. The underwritten offering closed on December 22, 2004. Copies of the Lock-Up Agreements are attached hereto as Exhibits 99.5 and 99.6, respectively, and are incorporated herein by reference. Uniserv also entered into an underwriting agreement with the Issuer, the underwriters and the Dealers, dated December 17, 2004, a copy of which is attached as Exhibit 99.7, and is incorporated herein by reference.

     The Uniserv Monetization included Uniserv’s entry into collar and forward transactions (the “Contracts”) with each of the Dealers on December 22, 2004, as a condition to closing the underwritten offering. Upon entering into the Contracts with Uniserv, the Dealers lent funds to Uniserv pursuant to credit agreements assumed by Uniserv. Uniserv will remain the beneficial owner of the Ordinary Shares covered by the Contracts unless and until Uniserv delivers the Ordinary Shares in accordance with the terms of the collar and forward transactions. To the extent the transactions are settled by physical delivery of Ordinary Shares, the number of shares beneficially held by Uniserv (and PTR Holdings) will be reduced accordingly. Uniserv has the right to elect to settle the Contracts in cash instead of with the delivery of the Ordinary Shares. Copies of the Contracts are attached hereto as Exhibit 99.8 and 99.9, respectively, and are incorporated herein by reference.

     Pursuant to pledge agreements dated as of December 22, 2004 by Uniserv and the Dealers (the “Pledge Agreements”), Uniserv pledged Ordinary Shares to secure its obligations under the Contracts and credit agreements that Uniserv entered into with each of the Dealers.

CUSIP No. G87210103	Page 9 of 14 Pages

Copies of the Pledge Agreements are attached hereto as Exhibit 99.10 and 99.11, respectively, and are incorporated herein by reference.

     In addition, in connection with and to facilitate the Uniserv Monetization, PTR Holdings and UT Holdings entered into securities loan agreements, dated as of December 16, 2004, with the Dealers (the “Securities Loan Agreements”), pursuant to which PTR Holdings loaned 1,271,226 Ordinary Shares and UT Holdings loaned 1,813,225 Ordinary Shares (together, the “Loaned Shares”). The loans became effective on December 22, 2004, the date the underwritten offering closed. Because PTR Holdings and UT Holdings are only lending the Loaned Shares, are not selling them and have the ability to recall them, PTR Holdings and UT Holdings continue to beneficially own the Loaned Shares subject to the share loans. During the term of the share loans prior to their return or recall, PTR Holdings and UT Holdings will not have any shareholder voting rights for shares they have loaned but continue to beneficially own. Copies of the Securities Loan Agreements are attached hereto as Exhibits 99.12 and 99.13, respectively, and are incorporated by reference herein.

     See Appendix A to this Schedule 13D for information regarding certain directors of the Reporting Persons who received, as of the date of this filing, options to purchase Ordinary Shares pursuant to the Issuer’s 2000 Stock Option Plan and 2004 Long-Term Incentive Plan. In addition, Messrs. Wessels and MacFarlane each entered into Lock-up Agreements dated as of December 7, 2004 in connection with the underwritten offering of Issuer’s Ordinary Shares in connection with the Uniserv Monetization. Such lockup agreements contain customary terms and prevent such individuals from selling, transferring or pledging shares for a period of 90 days from the date of final prospectus supplement relating to the public offering (which is dated December 17, 2004), subject to certain exceptions.

     As previously disclosed by Mr. Wessels in his Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on December 27, 2004, a holding company indirectly controlled by Mr. Wessels entered into a Securities Loan Agreements in order to facilitate the Uniserv Monetization.

Item 7.       Material to Be Filed as Exhibits.

     99.1    Joint Filing Agreement and Power of Attorney, dated January 3, 2005.

     99.2    Registration Rights Agreement, dated November 23, 2004, by and between Uniserv and the Issuer (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-31869) filed on December 8, 2004 and incorporated herein by reference).

     99.3    Amendment No. 1 to Registration Rights Agreement, dated December 17, 2004, by and between Uniserv and the Issuer (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-31869) filed on December 17, 2004 and incorporated herein by reference).

     99.4    Affiliated Lender Registration Rights Agreement, dated as of November 23, 2004, by and among the Issuer, PTR Holdings, UT Holdings and certain other affiliated lenders (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-31869) filed on December 8, 2004 and incorporated herein by reference).

CUSIP No. G87210103	Page 10 of 14 Pages

     99.5    Lock-Up Agreement, dated December 7, 2004, by and between PTR Holdings and certain underwriters referred to therein.

     99.6    Lock-Up Agreement, dated December 7, 2004, by and between UT Holdings and certain underwriters referred to therein.

     99.7    Underwriting Agreement, dated December 17, 2004, by among Uniserv, the Issuer and the other signatories thereto (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 000-31869) filed on December 17, 2004 and incorporated herein by reference).

     99.8    Letter Agreement, dated December 22, 2004, by and between Uniserv and Credit Suisse First Boston International.

     99.9    Letter Agreement, dated December 22, 2004, by and between Uniserv and Bear Stearns International Limited.

     99.10    Pledge Agreement, dated December 22, 2004, by and between Uniserv and Credit Suisse First Boston International.

     99.11    Pledge Agreement, dated December 22, 2004, by and between Uniserv and Bear Stearns International Limited.

     99.12    Securities Loan Agreement, dated December 16, 2004, by and between PTR Holdings and Bear Stearns International Limited.

     99.13    Securities Loan Agreement, dated December 16, 2004, by and between UT Holdings and Credit Suisse First Boston International.

     99.14    Form of Voting Agreement, dated May 6, 2002, between Union-Transport and the shareholders listed on Schedule 1 thereto.

     99.15    Form of Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and the shareholders listed on Schedule 1 thereto.

     99.16    Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and the Anubis Trust (filed as Exhibit 99.2 to Schedule 13D filed by Mr. Wessels as the reporting person filed on May 17, 2002 and incorporated herein by reference).

     99.17    Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and Wagontrail Investment (filed as Exhibit 99.3 to Schedule 13D filed by Mr. Wessels as the reporting person filed on May 17, 2002 and incorporated herein by reference).

     99.18    Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and Union-Transport Holdings Inc. (filed as Exhibit 99.4 to Schedule 13D filed by Mr. Wessels as the reporting person filed on May 17, 2002 and incorporated herein by reference).

     99.19    Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and PTR Management Services NV (filed as Exhibit 99.5 to Schedule 13D filed by Mr. Wessels as the reporting person filed on May 17, 2002 and incorporated herein by reference).

CUSIP No. G87210103	Page 11 of 14 Pages

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: January 3, 2005

PTR HOLDINGS INC.

	By:	/s/ Martin Wright

	Name: Title:	Martin Wright Director

UNION-TRANSPORT HOLDINGS INC.

	By:	/s/ Ian Whitecourt

	Name: Title:	Ian Whitecourt Director

UNITED SERVICE TECHNOLOGIES LIMITED

	By:	/s/ Edward Southey

	Name: Title:	Edward Southey Director

CUSIP No. G87210103	Page 12 of 14 Pages

APPENDIX A TO SCHEDULE 13D

     Set forth below is certain information as of the date of this Schedule 13D is being filed concerning the directors of PTR Holdings, UT Holdings and Uniserv. The Reporting Persons do not have any executive officers.

Directors	Occupation/Address

Martin N. Wright[1]	Director of Companies P.O. Box 307 Picquerel House, L’Islet St. Sampson’s Guernsey GY1 3SH United Kingdom Citizen: Guernsey UK

Roger I. MacFarlane1 2	Director, Chief Executive Officer UTi Worldwide Inc. c/o UTi Services, Inc. 19500 Rancho Way, Suite 116 Rancho Dominguez, CA 90220 Citizen: Ireland

Peter Thorrington1 2	Special Advisor UTi Worldwide Inc. c/o UTi Services, Inc. 19500 Rancho Way, Suite 116 Rancho Dominguez, CA 90220 Citizen: UK and United States

Ian B. Whitecourt1 2 3	Director, Fiduciaire Whitecourt 18 rue d’ Orange L-2267 Luxembourg Citizen: UK

[1]	Director of PTR Holdings Inc.
[2]	Director of Union-Transport Holdings Inc.
[3]	Director of United Services Technologies Limited

CUSIP No. G87210103	Page 13 of 14 Pages

Directors	Occupation/Address

Matthys J. Wessels1 2 3	Director, Chief Executive Officer of African Region, UTi Worldwide Inc. P.O. Box 1915 Kempton Park 1620 Johannesburg South Africa Citizen: South Africa

Rory C. Kerr[3]	Group Director Maitland & Co, Dublin 16 Windsor Place Dublin 2 Ireland Citizen: Ireland

David R. Morris[3]	Director of Companies 20, Fourth Street Houghton Johannesburg 2192 South Africa Citizen: South Africa

Edward M. Southey[3]	Senior Partner, Webber Wentzel Bowens P.O. Box 61771 Marshalltown, 2107 South Africa
Citizen: South Africa

Christopher P. Spencer[3]	Chartered Accountant Whitewings Les Camps de Moulin St. Martin Guernsey GY4 6DZ Citizen: United Kingdom

[1]	Director of PTR Holdings Inc.
[2]	Director of Union-Transport Holdings Inc.
[3]	Director of United Services Technologies Limited

     As previously disclosed, UT Holdings entered into voting agreements with its shareholders whereby UT Holdings agreed to vote the Ordinary Shares held by it as directed by its shareholders in proportion to their interests in UT Holdings. As further disclosed, PTR Holdings also agreed to vote the Ordinary Shares held directly by PTR Holdings and the Ordinary Shares held by UT Holdings which PTR Holdings may vote by virtue of the agreements mentioned in the previous sentence as directed by the shareholders of PTR Holdings in proportion to their various interests in PTR Holdings. Such agreements did not affect dispositive or investment power over such shares. As previously disclosed, in the case of one of the shareholders of PTR Holdings, the Anubis Trust, a Guernsey Islands trust originally established in 1987 pursuant to anti-apartheid divestiture laws, such rights to vote the Ordinary Shares were assigned over to Mr. Wessels. Accordingly, as a result of such voting agreements, the following directors of the Reporting Persons have the voting power (but not investment or dispositive power) over the following Ordinary Shares:

CUSIP No. G87210103	Page 14 of 14 Pages

Name	Number of Shares
Mr. MacFarlane	494,598
Mr. Thorrington	494,597
Mr. Wessels	1,297,487

     In addition, a holding company indirectly controlled by Mr. Wessels is beneficial owner of 728,214 Ordinary Shares.

     In addition to the Ordinary Shares indicated above, each of Messrs. MacFarlane, Wessels and Thorrington received, as of the date of this filing, options to purchase a total of 184,947, 184,947 and 69,574 Ordinary Shares, respectively, under the Issuer’s 2000 Stock Option Plan and 2004 Long-Term Incentive Plan. Of such options, options to purchase 128,297, 128,297 and 39,574 Ordinary Shares were exercisable within 60 days of the date of the event requiring this filing.

CUSIP No. G87210103

INDEX TO EXHIBITS

     99.1    Joint Filing Agreement and Power of Attorney, dated January 3, 2005.

     99.2    Registration Rights Agreement, dated November 23, 2004, by and between Uniserv and the Issuer (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-31869) filed on December 8, 2004 and incorporated herein by reference).

     99.3    Amendment No. 1 to Registration Rights Agreement, dated December 17, 2004, by and between Uniserv and the Issuer (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-31869) filed on December 17, 2004 and incorporated herein by reference).

     99.4    Affiliated Lender Registration Rights Agreement, dated as of November 23, 2004, by and among the Issuer, PTR Holdings, UT Holdings and certain other affiliated lenders (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (File No. 000-31869) filed on December 8, 2004 and incorporated herein by reference).

     99.5    Lock-Up Agreement, dated December 7, 2004, by and between PTR Holdings and certain underwriters referred to therein.

     99.6    Lock-Up Agreement, dated December 7, 2004, by and between UT Holdings and certain underwriters referred to therein.

     99.7    Underwriting Agreement, dated December 17, 2004, by among Uniserv, the Issuer and the other signatories thereto (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 000-31869) filed on December 17, 2004 and incorporated herein by reference).

     99.8    Letter Agreement, dated December 22, 2004, by and between Uniserv and Credit Suisse First Boston International.

     99.9    Letter Agreement, dated December 22, 2004, by and between Uniserv and Bear Stearns International Limited.

     99.10    Pledge Agreement, dated December 22, 2004, by and between Uniserv and Credit Suisse First Boston International.

     99.11    Pledge Agreement, dated December 22, 2004, by and between Uniserv and Bear Stearns International Limited.

     99.12    Securities Loan Agreement, dated December 16, 2004, by and between PTR Holdings and Bear Stearns International Limited.

     99.13    Securities Loan Agreement, dated December 16, 2004, by and between UT Holdings and Credit Suisse First Boston International.

     99.14    Form of Voting Agreement, dated May 6, 2002, between Union-Transport and the shareholders listed on Schedule 1 thereto.

     99.15    Form of Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and the shareholders listed on Schedule 1 thereto.

     99.16    Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and the Anubis Trust (filed as Exhibit 99.2 to Schedule 13D filed by Mr. Wessels as the reporting person filed on May 17, 2002 and incorporated herein by reference).

     99.17    Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and Wagontrail Investment (filed as Exhibit 99.3 to Schedule 13D filed by Mr. Wessels as the reporting person filed on May 17, 2002 and incorporated herein by reference).

     99.18    Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and Union-Transport Holdings Inc. (filed as Exhibit 99.4 to Schedule 13D filed by Mr. Wessels as the reporting person filed on May 17, 2002 and incorporated herein by reference).

     99.19    Voting Agreement, dated May 6, 2002, between PTR Holdings Inc. and PTR Management Services NV (filed as Exhibit 99.5 to Schedule 13D filed by Mr. Wessels as the reporting person filed on May 17, 2002 and incorporated herein by reference).